November 21, 2024

Josh Whipple
Chief Financial Officer
Global Payments Inc.
3550 Lenox Road
Atlanta, GA 30326

        Re: Global Payments Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-16111
Dear Josh Whipple:

        We have reviewed your November 8, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
3, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 42

1. We note your response to prior comment 3. Your intended, revised disclosure continues to not quantify the effects of changes in price, volume, and acquisitions/dispositions on merchant revenues. You state the net effect of acquisition
       and divestiture activities in Merchant Solutions contributed approximately 8.6%
       growth to Merchant Solutions, primarily due to the revenues of the EVO business acquired in March 2023. Please quantify for us the effect of the EVO business acquisition on your Merchant Solutions segment revenues in absolute dollars. Please also quantify for us the effect of other non-EVO related changes in transaction volume on Merchant Solutions segment revenues in absolute dollars.
2. You state Issuer Solutions revenue increased primarily due to an increase in
 November 21, 2024
Page 2

      transaction volume. Please quantify for us the effect of changes in transaction volume and any other material factors on this revenue category.
3. Please quantify for us the effect of the divestiture of your consumer business on cost of service in absolute dollars, which your intended, revised disclosure describes as being approximately 1.5% of the 3.5% decline in cost of service as a percent of revenue. Please also quantify for us the effect of the EVO acquisition on cost of service. Lastly, tell us and revise to explain whether the $28.4 million decrease in professional services and facilities costs is expected to continue in future periods as part of prudent expense management.
4. Please separately quantify for us the effect of acquired businesses, divested businesses, and changes in corporate expenses on your selling, general and administrative expenses in absolute dollars.
       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services